Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Enzo Biochem, Inc. for the registration of up to $50 million of its common stock, preferred stock, depositary shares, debt securities, warrants and units and to the incorporation by reference therein of our reports dated October 15, 2012, with respect to the consolidated financial statements and schedule of Enzo Biochem, Inc., and the effectiveness of internal control over financial reporting of Enzo Biochem, Inc., included in its Annual Report (Form 10-K) for the year ended July 31, 2012, filed with the Securities and Exchange Commission.

/s/Ernst & Young LLP

Jericho, New York

August 1, 2013